December 14, 2011

Via EDGAR

John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Provident Community Bancshares
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 29, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 12, 2011

Form 10-Q for the quarterly period ended September 30, 2011
Filed November 14, 2011
File No. 033-08080

Dear Mr. Nolan:

Pursuant to my telephone conversation with Commission staff today, the Company hereby undertakes that it will file its responses to the Staff’s comment letter no later than Friday, February 10, 2012.

Please contact the undersigned at (864) 429-1864 if you have any questions.

Sincerely,

Richard H. Flake
Executive Vice President and Chief Financial Officer

cc:           Benjamin Phippen, Securities and Exchange Commission